

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 3, 2016

*BY EMAIL*

Michael W. Kremenak, Esq.
Secretary and Chief Legal Officer
Thrivent Core Funds
625 Fourth Avenue South
Minneapolis, Minnesota 55415

      Re:    Thrivent Core Funds
              Thrivent Core Short-Term Reserve Fund
              Initial Registration Statement on Form N-1A
              <u>Filing No.: 811-23149</u>

Dear Mr. Kremenak:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on May 4, 2016. Based on our review, we have the following comments.

1. **<u>Purchase and Sale of Fund Share</u>** (p. 2)

   Please add disclosure to the paragraph describing the purchase and sale of fund shares that discusses the procedures for redeeming fund shares, in accordance with Item 6(b) of Form N-1A.

2. **<u>Payments to Broker-Dealers</u>** (p. 2)

   Please confirm that no broker-dealer or other intermediary will be involved in the sale of fund shares or provide the disclosure required by item 8 of Form N-1A.

3. **<u>Objectives and Strategies</u>** (p. 2)

   In its Item 9 disclosure, the registrant describes the various fund series advised by Thrivent Asset Management. Please add further detail defining Thrivent Core Funds - the fund's trust - including the fact that Thrivent Core Funds are also advised by Thrivent Asset Management.

4. **<u>Investment Restrictions</u>** (p. 3)

   The registrant states that "[t]he [f]und shall not purchase or sell derivatives (including, but not limited to, options, futures contracts and options on futures contracts)." This open-ended formulation of the derivatives restriction is confusing. Redraft to simply state that the fund shall not purchase or sell derivatives. Alternatively, replace "including but not limited to" with "such as."

5. **<u>Redemption of Fund Shares</u>** (p. 7)

   The registrant states that "the net asset value per share of the Fund is determined as of 4:00 p.m. Eastern time." Please add the qualifying disclosure provided on page 6 (pricing of fund shares) concerning unscheduled closings of the NYSE.

*Statement of Additional Information*

1. **<u>Brokerage Services</u>** (p. 20)

   On page 20 of the SAI, the registrant states that the Adviser's fees are not reduced by the Adviser's receipt of certain brokerage and research services. Please clarify this statement given that the Adviser does not charge the fund any advisory fee.

2. **<u>Capital Stock and Other Securities</u>** (p. 21)

   Please add disclosure explaining the dividend, voting, liquidation, and other applicable rights and provisions outlined in Item 22 for the currently issued single class of shares.

*Tandy Representations*

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Alberto H. Zapata
Senior Counsel
Insured Investments Office